UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Herley Industries, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, (PAR VALUE $0.10 Per Share)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    427398102

          ------------------------------------------------------------
                                  (CUSIP Number)

                                  AUGUST 3, 2006
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              Page 1 of 8 Pages




SCHEDULE 13D
CUSIP No.  427398102          Page 2 of 8 Pages
------------------------------------------------------------------------
1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
     Veritek Manufacturing Services, LLC
-------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
     a. [ ]
     b. [ ]
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3    SEC Use Only
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4    Source of Funds (See Instructions)
     WC
-------------------------------------------------------------------------------

5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Delaware
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                    7    SOLE VOTING POWER
    NUMBER OF            None.
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               262,887
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         None.
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         262,887
-------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     262,887
-------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

-------------------------------------------------------------------------------
13   Percent of Class Represented By Amount in Row (11)
     1.8%
-------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     OO
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


SCHEDULE 13D
CUSIP No.  427398102          Page 3 of 8 Pages
-------------------------------------------------------------------------------

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Samjor Family Limited Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]

-------------------------------------------------------------------------------
3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)
     WC
-------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)   [ ]
-------------------------------------------------------------------------------

6    Citizenship or Place of Organization
     Nevada
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
    NUMBER OF            614,201
     SHARES
    BENEFICIALLY    ----------------------------------------------------------
    OWNED BY        8    SHARED VOTING POWER
      EACH               877,088
    REPORTING
     PERSON         ----------------------------------------------------------
      WITH          9    SOLE DISPOSITIVE POWER
                         614,201
                    ----------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         877,088
------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     877,088
------------------------------------------------------------------------------

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
------------------------------------------------------------------------------

13   Percent of Class Represented By Amount in Row (11)
     6.0%
------------------------------------------------------------------------------

14   Type of Reporting Person (See Instructions)
     OO
------------------------------------------------------------------------------

CUSIP No.  427398102          Page 4 of 8 Pages
------------------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------
          This statement relates to shares of Common Stock, par value $0.10 per share (the "Common Stock") of Herley Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 101 North Pointe Boulevard, Lancaster, Pennsylvania 17601.

Item 2.   Identity and Background
          -----------------------
    (a)   Name of the person filing:
          This statement is being jointly filed by the following persons ("Reporting Persons"):

          Veritek Manufacturing Services, LLC, a Delaware limited liability company ("Veritek"), is primarily engaged in the business of manu-facturing complex electronic components and assemblies.

          Samjor Family Limited Partnership, a Nevada limited partnership ("SFLP"), is an investment partnership that focuses on public and private equity investments.

    (b) The principal business address and principal office of Veritek is 2066 Aldergrove Avenue, Escondido, California 92029.

          The principal business address and principal office of SFLP is 12200 West Colonial Drive, Suite 203, Winter Garden,
          Florida 34787.

    (d)   During the past five years, none of the Reporting Persons have been
     &    been (i) convicted in a criminal proceeding (excluding traffic
    (e) violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          The total amount of funds used by Veritek to purchase the 262,887 shares of Company Common Stock reported hereunder was $2,656,517.53 (including brokerage commission). All such funds were derived from working capital.

          The total amount of funds used by SFLP to purchase the 614,201 shares of Company Common Stock reported hereunder was $6,643,084.40(including brokerage commission). All such funds were derived from working capital.

CUSIP No.  427398102          Page 5 of 8 Pages
------------------------------------------------------------------------
          In the event Veritek or SFLP purchases additional shares of the Company Common Stock, it is currently contemplated that they will use their respective working capital for such purchases. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares of Company Common Stock.


Item 4.   Purpose of Transaction
          ----------------------
          The Reporting Persons have acquired the shares of the Company Common Stock indicated herein for investment in the ordinary course of their businesses consistent with the belief that the value of the Company Common Stock exceeded that reflected in the respective market prices of the Company Common Stock on the dates of such purchases. The Reporting Persons may acquire additional shares of the Company Common Stock or sell shares. Any such determination may be based on a number of factors, including the continued attractiveness of investment in the Company shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

          On August 2, 2006, Brian R. Kahn, Veritek's Managing Director, sent a letter (the "Letter") to Mr. Myron Levy, the Company's Vice Chairman and CEO, and to the Company's Board of Directors regarding Veritek's interest in pursuing a business combination with the Company. The description of the Letter contained in this Schedule 13D is qualified in its entirety by reference to the Letter, which is included as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

          On August 3, 2006, the Company had its investment banker, Bear Stearns, contact Mr. Kahn with respect to the Letter. Mr. Kahn was told by the Bear Stearns representative that the Company's Board of Directors had reviewed the Letter and their response was that the Company was not for sale and that the management of the Company was not willing to speak with Mr. Kahn about the subject.

          Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):

          (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of

CUSIP No.  427398102          Page 6 of 8 Pages
------------------------------------------------------------------------

          assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------
          The information concerning percentages of ownership set forth below is based on 14,649,916 shares of Common Stock reported outstanding as of June 5, 2006 in the Company's most recent Quarterly Report on Form 10-Q, for the period ended April 30, 2006.

          SFLP owns approximately 95% of the limited liability company interests in Veritek. Under the rules and regulations of the Securities and Exchange Commission, SFLP may be deemed to be the beneficial owner of a total of 877,088 shares of the Company Common Stock, representing approximately 6.0% of the issued and outstanding shares of the Company. Of these shares, 262,887 shares (approximately 1.8% of outstanding shares) are owned directly by Veritek and 614,201 shares (approximately 4.2% of outstanding shares) are owned directly by SFLP.

          During the past 60 days, the Reporting Persons have engaged in the following transactions in shares of the Company Common Stock:

                                             No. Shares
                                             Purchased/
          Date              Party                (Sold)          Price
          --------         ---------         ----------        --------
          06/14/06          Veritek            150,000         $ 9.2792
          06/15/06          SFLP               229,215         $10.8906
          06/16/06          SFLP                70,678         $10.8865
          06/20/06          SFLP               104,496         $10.0836
          06/21/06          SFLP                10,000         $ 9.9100
          06/22/06          Veritek             50,000         $10.0568
          06/23/06          SFLP                25,818         $10.2131
          06/26/06          SFLP                14,634         $10.4338

CUSIP No.  427398102          Page 7 of 8 Pages
------------------------------------------------------------------------
                                             No. Shares
                                             Purchased/
          Date              Party                (Sold)          Price
          --------         ---------         ----------        --------
          06/27/06          SFLP                30,932         $10.5997
          06/28/06          SFLP                 4,800         $10.7100
          06/29/06          SFLP                 4,300         $11.0900
          07/11/06          SFLP                 2,200         $11.9598
          07/14/06          SFLP                11,728         $11.7197
          07/14/06          SFLP                 5,000         $11.6700
          07/17/06          Veritek              5,000         $11.2310
          07/18/06          SFLP                10,000         $11.2150
          07/26/06          SFLP                 8,600         $10.9800
          07/27/06          SFLP                12,300         $10.8200
          07/28/06          SFLP                 4,800         $10.8800
          07/31/06          SFLP                11,300         $10.7400
          07/31/06          SFLP                 3,400         $10.6966
          08/03/06          SFLP                50,000         $12.1900
          08/03/06          Veritek             57,887         $12.1900

          The above transactions were effected by the Reporting Persons on the NASDAQ National Market System.

          No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Company Common Stock beneficially owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          -----------------------------------
          Except as described in this Statement, the Reporting Parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Company Common Stock including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.     Material to be Filed as Exhibits
            --------------------------------

Exhibit 1: Joint Filing Agreement dated August 3, 2006, by and among Veritek Manufacturing Services, LLC and Samjor Family Limited Partnership.

Exhibit 2: Letter dated August 2, 2006 from Veritek Manufacturing Services, LLC to Myron Levy, Vice Chairman and CEO of Herley Industries, Inc.

CUSIP No.  427398102          Page 8 of 8 Pages
------------------------------------------------------------------------


After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
------------------------------------------------------------------------------


                                       VERITEK MANUFACTURING SERVICES, LLC

Date: August 7, 2006                        /s/ Brian R. Kahn
                                       -----------------------------------
                                       By: Brian R. Kahn, Managing Director


                                       SAMJOR FAMILY LIMITED PARTNERSHIP
                                       By: Samjor, Inc., General Partner

Date: August 7, 2006                        /s/ Brian R. Kahn
                                       -----------------------------------
                                       By: Brian R. Kahn, President

<END>